Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 31, 2015
Relating to Preliminary Prospectus dated March 30, 2015
Registration No. 333-202665

This free writing prospectus relates to the offering of common shares and Series II First Preferred Shares of Trillium Therapeutics Inc. described below and should be read together with the preliminary prospectus included in the Registration Statement on Form F-1 (File No. 333-202665), as amended, relating to the offering.

This free writing prospectus summarizes updates and supplements to the preliminary prospectus dated March 30, 2015 (the “Preliminary Prospectus”) included in Amendment No.  2 to the Registration Statement. These updates reflect the pricing terms of the offering and related disclosures. A copy of the Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1616212/000119312515112339/d897625df1a.htm .

You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements and related notes, together with this free writing prospectus, before deciding to invest in our common shares and Series II First Preferred Shares. Unless the context indicates otherwise, as used in this free writing prospectus, references to “the Company”, “Trillium”, “we”, “us”, or “our” refer to Trillium Therapeutics Inc. and the subsidiaries through which it conducts its business.

Common shares offered and sold:	1,522,395 shares

Series II First Preferred Shares offered and sold:	1,077,605 shares (including the common shares issuable from time to time upon conversion of the Series II First Preferred Shares)

Underwriters’ option to purchase additional common shares:	228,359 shares

Public offering price:	US$19.50 per common share US$19.50 per Series II First Preferred Share

Underwriting discount:	US$1.17 per common share US$1.17 per Series II First Preferred Share

Trade date:	April 1, 2015

Settlement date:	April 7, 2015

Joint book-running managers:	Leerink Partners LLC Cowen and Company, LLC

Co-manager:	Oppenheimer & Co. Inc.

Net Proceeds:

Approximately US$47.1 million (or approximately US$51.3 million if the underwriters’ option to purchase additional common shares is exercised in full).

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for the next 36 months.

Dilution:	If you purchase our common shares in this offering, you will experience immediate and substantial dilution of approximately US$11.06 per share (or approximately $14.03 per share) in the price you pay for our common shares as compared to its pro forma net tangible book value, assuming full conversion of our Series II First Preferred Shares sold in this offering. If you purchase our Series II First Preferred Shares in this offering, and assuming that you convert your Series II First Preferred Shares into common shares, you will experience the same dilution per common share.

Summary Consolidated Financial Information:	The consolidated statement of financial position data disclosure set forth in the Preliminary Prospectus under the heading “Summary Consolidated Financial Information” has been revised as follows:

Consolidated statement of financial position data	As at December 31, 2014
	(actual)	(as adjusted)(4)
Total assets	$28,186,032	$87,916,144
Net assets	$24,304,294	$84,034,406
Capital stock – common	$49,505,792	$84,479,955
Number of common shares outstanding(2)	4,427,244	5,949,639
Capital stock – preferred	$10,076,151	$34,832,100
Number of preferred shares outstanding(3)	69,504,689	70,582,294
Dividends declared per share	–	–

Notes:

(2) The number of common shares has been restated to reflect a share consolidation ratio of 1 post-
consolidated common share for each 30 pre-consolidation common shares on November 14, 2014.

(3) 30 preferred shares are convertible into one common share.

(4) The as adjusted column reflects the sale by us of 1,522,395 common shares at a price of US$19.50 per share and 1,077,605 Series II First Preferred Shares at a price of US$19.50 per Series II First
Preferred Share in this offering.

Capitalization:

The tabular disclosure set forth in the Preliminary Prospectus under the heading “Capitalization” has been revised to give effect on an as adjusted basis to the issuance and sale of 1,522,395 common shares at a price of US$19.50 per share and 1,077,605 Series II First Preferred Shares at a price of US$19.50 per share, after deducting underwriting discounts and estimated offering expenses (based on an assumed exchange rate for Canadian dollars expressed in United States dollars of $1.00=US$0.7885, which was the noon exchange rate for one Canadian dollar expressed in United States dollars as reported by the Bank of Canada on March 31, 2015), as follows:

	As at December 31, 2014
	(actual)	(as adjusted)
Liabilities
Accounts payable and accrued liabilities	$3,248,984	$3,248,984
Other current liabilities(1)	279,461	279,461
Total current liabilities	3,528,445	3,528,445
Loan payable(2)	283,352	283,352
Long-term liability(3)	69,941	69,941
Total non-current liabilities	353,293	353,293

Equity
Common shares(4)	49,505,792	84,479,955
Preferred shares(4)	10,076,151	34,832,100
Warrants(4)	9,283,332	9,283,332
Contributed surplus(5)(6)	5,995,055	5,995,055
Deficit	(50,556,036)	(50,556,036)
Total equity	24,304,294	84,034,406

Notes:

(1)    The current portions of the Loan payable and Long-term liability are included in Other current liabilities.

(2)    We are indebted under a contribution agreement with FedDev. The period of contribution ended on December 31, 2013. As at December 31, 2014, we have repayable contributions of $555,968. The original principal balance is repayable in equal monthly installments for 60 months, which began on December 1, 2014. As at December 31, 2014 two installment payments have been made. The loan payable bears no interest. On acquisition of Trillium Privateco in April 2013, the fair value of the loan payable was determined by discounting the loan payable using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(3)    We have a long-term liability of $69,941 related to certain discontinued technologies. This liability has been discounted using an estimated market interest rate of 15% and interest expense is accreting.

(4)    As at December 31, 2014, 4,427,244 common shares, 69,504,689 Series I First Preferred Shares, and 138,724,781 common share purchase warrants were outstanding.

(5)    As at December 31, 2014, there were 590,141 stock options outstanding. Share based compensation expense recognized as stock options vest is recorded in contributed surplus.

(6)    As at December 31, 2014, there were 28,777 DSUs issued. Share-based compensation expense recorded on the issuance of DSUs is recorded in contributed surplus.

Trillium has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates which was declared effective by the SEC on March 31, 2015. Before you invest, you should read the prospectus in that registration statement and other documents Trillium has filed with the SEC for more complete information about Trillium and this offering. You may obtain those documents that are filed for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, you can obtain copies of the preliminary prospectus from Leerink Partners LLC; Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or via telephone at (800) 808-7525 ext. 6142, or by email at syndicate@leerink.com; or from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, or by phone 631- 274-2806 / fax 631-254-7140.

The common shares and Series II First Preferred Shares are not being offered in Canada, and each purchaser of common shares and Series II First Preferred Shares from the underwriters is deemed to agree, upon acceptance of delivery of the purchased common shares and Series II First Preferred Shares, that the purchaser will not resell the purchased common shares or Series II First Preferred Shares to any resident of Canada or (in the case of the common shares) over the Toronto Stock Exchange or otherwise in Canada for a period of 90 days following the completion of this offering, and to represent that it is not a resident of Canada or purchasing the offered shares on behalf of or as agent for any person that is in or a resident of Canada. See “Underwriting – International Selling Restrictions – Canada” in the Preliminary Prospectus.